KW 3/13/14

14046960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8-36372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/13__ AND ENDING __12/31/13__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cullen Investment Group, LTD.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1404 South College Road

(No. and Street)

Lafayette	LA	70503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Bordes   337-237-8000
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laporte, A Professional Accounting Corporation

(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/24/14

OATH OR AFFIRMATION

I, David C. Bordes _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Cullen Investment Group, LTD. _____ , as
of December 31 _____, 20 13 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public   ID 67380

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CULLEN INVESTMENT GROUP, LTD.

Audit of Financial Statements

December 31, 2013

Contents



Independent Auditor's Report

To the Board of Directors
Cullen Investment Group, Ltd.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cullen Investment Group, Ltd. (the Company) as of December 31, 2013, and the related statement of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullen Investment Group, Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Laporte

A Professional Accounting Corporation

Covington, LA
February 20, 2014

CULLEN INVESTMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2013

Assets		
Cash and Cash Equivalents	$	23,370
Cash Held by Clearing Broker, Restricted		2,431
Receivable from Clearing Broker		96,642
Investment Securities Owned, Held at Clearing Broker		
Marketable - Restricted, at Market Value		52,190
Marketable - Unrestricted, at Market Value		140,163
Property and Equipment, Net of Accumulated Depreciation		
of $180,829		27,303
Other Assets		7,844
Total Assets	$	349,943

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable and Accrued Expenses	$	105,358
Total Liabilities		105,358

Stockholder's Equity

Common Stock, 1,000 Shares Issued and Outstanding, No Par Value		10,000
Paid-In Capital		19,774
Retained Earnings		214,811
Total Stockholder's Equity		244,585
Total Liabilities and Stockholder's Equity	$	349,943

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2013

Revenues		
Commissions	$	304,854
Investment Advisory Fees		1,300,445
Unrealized Gain on Investment Securities		16,151
Dividend Income		4,817
Interest Income		24
Total Revenues		1,626,291
Expenses		
Employee Compensation and Benefits		545,631
General and Administrative Expenses		201,488
Clearing Cost		150,219
Commissions		124,496
Occupancy		68,039
Interest Expense		42
Total Expenses		1,089,915
Net Income	$	536,376

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock		Paid-In Capital	Retained Earnings	Total
	Shares Outstanding	Amount			
Balance, December 31, 2012	1,000	$ 10,000	$ 19,774	$ 178,718	$ 208,492
Net Income	-	-	-	536,376	536,376
Dividend Distributions	-	-	-	(500,283)	(500,283)
Balance, December 31, 2013	1,000	$ 10,000	$ 19,774	$ 214,811	$ 244,585

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
For the Year Ended December 31, 2013

Subordinated Borrowings at December 31, 2012	$	-
Increases		-
Decreases		-
Subordinated Borrowings at December 31, 2013	$	-

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows From Operating Activities		
Net Income	$	536,376
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities		
Depreciation and Amortization		6,483
Unrealized Gain on Investment Securities Owned,		
Held at Clearing Broker		(16,151)
Decrease in Receivable from Clearing Broker and Other		(22,159)
Increase in Other Assets		(288)
Increase in Accounts Payable and Accrued Expenses		24,123
Net Cash Provided by Operating Activities		528,384
Cash Flows from Investing Activities		
Purchase of Investment Securities		(140)
Purchases of Property and Equipment		(17,469)
Net Cash Used in Investing Activities		(17,609)
Cash Flows from Financing Activities		
Distributions to Stockholder		(500,283)
Net Cash Used in Financing Activities		(500,283)
Net Decrease in Cash and Cash Equivalents		10,492
Cash and Cash Equivalents - Beginning of Year		15,309
Cash and Cash Equivalents - End of Year	$	25,801

The accompanying notes are an integral part of these financial statements.

7

CULLEN INVESTMENT GROUP, LTD.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Business of the Company

Cullen Investment Group, Ltd. (the Company) was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of paragraph k(2)(ii) of the Securities and Exchange Commissions Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer with the State of Louisiana. The Company's customers are principally located in Lafayette, Louisiana and the surrounding area.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition

Securities transactions and related commission revenues and expenses in regular-way trades are recorded on the trade date, as if they had settled. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Underwriting fees are recorded at the time the underwriting is complete and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Receivable from Clearing Broker

Accounts receivable from clearing brokers represents uncollected commissions and fees due from clearing and other brokers.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation charged to operations amounted to $6,483 for the year ended December 31, 2013.

CULLEN INVESTMENT GROUP, LTD.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Agreement with Clearing Organization

The Company utilizes Raymond James & Associates, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2013, $54,621 of cash and marketable securities is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2013, the Company had net capital of $178,862, which was $78,862 in excess of its required net capital of $100,000.

Note 3. Investment Securities

Investment securities owned, held at clearing broker, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2013, are summarized as follows:

Securities Owned, Held at Clearing Broker:		
Corporate Stocks	$	127,040
Mutual Funds		2,163
REITs/Tangibles		63,150
Total	$	192,353

CULLEN INVESTMENT GROUP, LTD.

Notes to Financial Statements

Note 3.   Investment Securities (Continued)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2013.

CULLEN INVESTMENT GROUP, LTD.

Notes to Financial Statements

Note 3. Investment Securities (Continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2013, is as follows:

	Level 1	Level 2	Level 3
Assets			
Securities Owned, Held at			
Clearing Broker			
Corporate Stocks			
Financial Industry	$ 91,990	$ -	$ -
Energy Industry	35,050	-	-
	127,040	-	-
Mutual Funds			
Energy Industry	2,163	-	-
REIT's/Tangibles			
Real Estate Industry	63,150	-	-
	$ 192,353	$ -	$ -

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices.

The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should its clearing broker, who clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of its clearing broker and all counterparties with which it conducts business.

CULLEN INVESTMENT GROUP, LTD.

Notes to Financial Statements

Note 5.   Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition.   These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2013, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

Note 6.   Related Party Transactions

The Company leases office space from an entity owned by the Company's stockholder. The lease extends through December 31, 2013. The Company signed a new lease on January 1, 2014 that extends through December 31, 2014. Net rent expense paid to this entity totaled approximately $46,200 for the year ended December 31, 2013. Future minimum rental payments due under this arrangement total $46,200 for the year ending December 31, 2014.

CULLEN INVESTMENT GROUP, LTD.

Notes to Financial Statements

Note 7.   Retirement Plans

The Company maintains a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $58,416 for the year ended December 31, 2013. The Company contributed at an average rate of 12% of total compensation for the year ended December 31, 2013.

Note 8.   Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and Louisiana state income tax returns. Returns filed in these jurisdictions for tax years ended on or after December 31, 2010 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2013, the Company had no uncertain tax positions.

Note 9.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $178,862, which was $78,862 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .59 to 1 at December 31, 2013.

Notes to Financial Statements

Note 10. General and Administrative Expenses

General and administrative expenses consisted of the following for the year ended December 31, 2013:

Computer Supplies	$ 21,005
Insurance	20,344
Quotes and Research	18,004
Office Expense	17,757
Professional Services	16,941
Travel	16,441
Entertainment	14,363
Registration and Licenses	12,420
Fuel	12,218
Dues and Subscriptions	10,959
Contract Labor	8,776
Miscellaneous	7,093
Contributions	6,989
Postage	6,098
Auto Expense	6,066
Repairs and Maintenance	3,988
Taxes - Other	893
Website Maintenance	700
Publications	403
Bank Charges	30
Total General and Administrative Expenses	**$ 201,488**

Note 11. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 20, 2014, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2013

Net Capital		
Total Stockholder's Equity	$	244,585
Deductions and/or Charges		
Property and Equipment, Net		(27,303)
Other Assets		(7,844)
Net Capital Before Haircuts on Securities Positions		209,438
Haircuts on Securities		(30,576)
Net Capital	$	178,862
Aggregate Indebtedness	$	105,358
Computation of Basic Net Capital Requirement		
Net Capital Required	$	100,000
Excess of Net Capital	$	78,862
Excess Net Capital at 1,000%	$	168,326
Ratio: Aggregate Indebtedness to Net Capital		0.59 to 1

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	178,862
Net Capital Per Above	$	178,862

CULLEN INVESTMENT GROUP, LTD.
Supplementary Information

Schedule II
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2013, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating To Possession or Control
Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2013, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2013, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



Independent Auditor's Report on Internal Control

To the Board of Directors
Cullen Investment Group, Ltd.

In planning and performing our audit of the financial statements of Cullen Investment Group, Ltd. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independently Owned Member, McGladrey Alliance

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms.
The McGladrey Alliance member firms maintain their name, autonomy and independence and
are responsible for their own client fee arrangements, delivery of services and maintenance of
client relationships.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Laporte

A Professional Accounting Corporation

Covington, LA
February 20, 2014




LAPORTE
CPAs & BUSINESS ADVISORS

Town Hall West
10000 Perkins Rowe | Suite 200
Baton Rouge, LA 70810
225.296.5150 | Fax 225.296.5151
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Cullen Investment Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Cullen Investment Group, Ltd. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting no differences.

NEW ORLEANS   HOUSTON   BATON ROUGE   COVINGTON

An Independently Owned Member, McGladrey Alliance

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms.
The McGladrey Alliance member firms maintain their name, autonomy and independence and
are responsible for their own client fee arrangements, delivery of services and maintenance of
client relationships.

1

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Laporte

A Professional Accounting Corporation

Covington, LA
February 20, 2014